Exhibit 99.1

ASX ANNOUNCEMENT April 8, 2026

Radiopharm Theranostics advances to Cohort 3 in 177Lu-RAD202 Phase 1 Dose Escalating Clinical Trial

●	Receives Positive Recommendation from Data Safety and Monitoring Committee (DSMC) to progress Phase 1 to the next dose level of 130mCi in patients with HER2+ advanced solid tumors

Sydney, Australia – 8 April 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced that it has received a positive recommendation from the Data Safety and Monitoring Committee (DSMC) to advance its clinical-stage radiotherapeutic asset, 177Lu-RAD202 (RAD202), to the next dose level of 130mCi in the Phase 1 ‘HEAT’ clinical trial in patients with Human Epidermal Growth Factor Receptor 2 (HER2)-positive advanced solid tumors1. The DSMC is a multidisciplinary committee that conducts detailed reviews of study data, discusses potential safety events and provides recommendations regarding trial continuation.

“We are encouraged by the rapid progress of the Phase 1 ‘HEAT’ trial of RAD202, as it underscores the favorable safety profile, allowing us to accelerate the dose escalation from Cohort 2 to Cohort 3.” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “Considering the current progress and the strong execution, we remain on track to complete the Phase 1 dose escalation by the end of 2026.”

The Phase 1 ‘HEAT’ study is currently being conducted at clinical centers across Australia. The announcement of the previous dose level in this study of 75mCi was released on 1 October 2025.

About 177Lu-RAD202:

RAD202 is a proprietary single-domain monoclonal antibody (sdAb) that targets the Human Epidermal Growth Factor Receptor 2 (HER2)-positive expression in advanced solid tumors. HER2 is overexpressed in breast cancer and several other solid tumors and represents a validated target in oncology. In a previous diagnostic study of ten HER2-positive breast cancer patients, RAD202 demonstrated clinical proof-of-concept and had positive safety and biodistribution.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, prostate and brain. Learn more at radiopharmtheranostics.com.

[1]	clinicaltrials.gov/study/NCT06824155

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT April 8, 2026

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889